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                United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of September 2004

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                      No   X
                        -----                   -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

1.   Other Events

     The Company has given notice, dated September 7, 2004, to its shareholders of a special general meeting of the Company to be held in Hong Kong on Monday, October 11, 2004. A copy of the notice is attached hereto as Exhibit 1.1 and is incorporated herein by reference. A form of proxy which has also been furnished by the Company to its shareholders is attached hereto as Exhibit 1.2 and incorporated herein by reference.

2.   Exhibits

     1.1  Notice of Special General Meeting, dated September 7, 2004.
     1.2  Form of Proxy


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: September 15, 2004

                                 CHINA YUCHAI INTERNATIONAL LIMITED


                                 By: /s/  Philip Ting Sii Tien
                                     -------------------------------------------
                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director


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                                  EXHIBIT INDEX

1.1  Notice of Special General Meeting, dated September 7, 2004.
1.2  Form of Proxy